575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

May 15, 2009

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Supplemental Comment Response
ETFS Palladium Trust
Registration No.: 333-158380

Dear Ladies and Gentlemen:

          On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of ETFS Palladium Trust (the “Trust”), we are submitting this response to Comment No. 2 contained in the Staff’s comment letter to Fred Jheon, President and Chief Executive Officer of the Sponsor, dated April 29, 2009 by Mr. H. Roger Schwall. The Staff’s comment letter was issued in the context of the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical Palladium Shares (the “Shares”) under the Securities Act of 1933 (the “Securities Act”). The Sponsor anticipates responding to the remaining comments contained in the Staff’s comment letter at a future date when it is prepared to file the Trust’s next pre-effective amendment to the Registration Statement.

          Capitalized terms used but not defined herein are used with the meanings given to them in the Registration Statement. The heading below corresponds to the heading in the comment letter with the numbered response corresponding to the comment number of the comment letter.

Purchasing activity in the palladium market…, page 7

2.        The Sponsor has considered its experience in sponsoring similar physically-backed precious metal products in the European securities markets1 as well as the size of historical

1	The affiliates of the Sponsor currently offer a suite of 131 exchange-traded commodity products listed on the London Stock Exchange, Deustche Boerse, NYSE-Euronext, Borsa

(continued)

Securities and Exchange Commission May 15, 2009 Page 2

supply and demand in the global palladium market in determining appropriate limits on the size of the Trust. The Sponsor intends to adhere to these limits by restricting the number of Shares currently being registered with the Commission and the number of additional Shares that may be so registered at any given time in the future.

          Currently, there are no physically-backed palladium exchange traded products in the U.S. In establishing a planned size limitation on the Trust, the Sponsor has considered the number and breadth of physically-backed precious metal exchange traded products by all sponsors (“ETPs”) that are offered to European investors and the amount of European demand for physical palladium ETPs by all sponsors, including the Sponsor’s European affiliate.2 While the number and breadth of European physically-backed precious metal ETPs exceed that of U.S. ETPs,3 the Sponsor believes that these considerations provide a reasonable proxy or benchmark for forecasting annual U.S. demand for the Trust’s Shares. The AUM of European physically-backed palladium ETPs account on average for approximately 5% of the AUM held by all European physically backed precious metal ETPs.

          Direct application of the 5% estimated European palladium ETP demand to the U.S. markets is problematic given the preeminence of the SPDR® Gold Trust in the U.S. market and the comparative limited diversity of physically-backed U.S. commodity ETPs.4 The Sponsor

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Italiana and ASX. Total assets under management (“AUM”) for all these products is estimated at $10.9 billion as of May 8, 2009. Currently, there are five physically-backed precious metal products that are offered by affiliates of the Sponsor on the European exchanges with aggregate AUM of approximately $3.2 billion as of May 8, 2009. These precious metal products are substantially similar to the ones currently being registered by the Sponsor with the Commission. See text at note 5 below.

2

ETF Securities Ltd., the Sponsor’s parent entity, has sponsored ETFS Physical Palladium (London Stock Exchange Ticker: PHPD) (“European ETFS Palladium ETP”), which had AUM of approximately $61.4 million as of May 8, 2009.

3

The following information is based on two-year historical averages, which covers the period beginning in the second quarter 2007, when physically-backed metals ETPs were first listed in Europe, through March 31, 2009. A total of 10 physically-backed precious metal ETPs, having an average AUM of approximately $3.7 billion over the past two years, are currently offered to European investors. These ETPs offer exposure to a wide variety of physically-backed precious metals, such as gold, silver, platinum and palladium. Of these physically-backed precious metal ETPs, two are backed by physical palladium. The two palladium ETPs had an aggregate average AUM of $151 million over the two-year period and accounted for approximately 4.1% of all European physically-backed precious metal ETP average AUM over the period. As of March 31, 2009, the AUM of all physically-backed palladium ETPs made up 1.9% of all European physically-backed precious metal ETPs. Sources: ETF Securities Ltd, Zurcher Kantonalbank, and Bank Julius Baer. The Sponsor has conservatively rounded the expected annual physically-backed precious metal ETP market share up to 5%.

4

In the U.S., a total of three physically-backed ETPs are offered giving investors direct exposure to precious metals with approximately $37 billion in AUM. Currently, U.S. investors are only offered exposure to physically-backed gold and silver products.

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Securities and Exchange Commission May 15, 2009 Page 3

believes that direct utilization of the 5% estimate to the U.S. ETP market would result in an overstatement of the forecast annual demand for the Trust’s Shares and the metal acquired by the sale of such Shares. Consequently, the Sponsor has adjusted the universe of U.S. ETPs to include only the family of ETPs the Sponsor expects to offer in the U.S. In addition to the Trust, the Sponsor is also sponsoring the ETFS Gold Trust (“EGold”), the ETFS Silver Trust (“ESilver”) and the ETFS Platinum Trust (“EPlatinum”). The Trust, EGold, ESilver and EPlatinum are hereinafter referred to as the “ETFS Trusts.” The ETFS Trusts are collectively expected to offer an aggregate of $2.25 billion in shares that will represent approximately $2.25 billion in physical metals.5 Presently, the Sponsor estimates that the aggregate AUM for all ETFS Trusts after three years of operation will be between $2.0 billion and $4.0 billion. Applying the 5% palladium European ETP market share to the aggregate ETFS Trusts AUM would result in the Sponsor’s expectation that the Trust’s AUM would be between $100 million and $200 million after three years of the Trust’s operation. Using current spot market per ounce prices for palladium,6 the Trust is expected to be acquiring between approximately 138,000 to 275,000 ounces of palladium on an annual basis. Exhibit A attached hereto is a tabular presentation of the foregoing information.

          The Sponsor’s three-year palladium acquisition forecast for the Trust is based on current global palladium market conditions. As noted in the Prospectus, the biggest source of demand for palladium is for use in automobile emission reduction catalysts (“autocatalyst”).7 Presently, global automobile sales have fallen,8 and palladium demand for autocatalysts has significantly declined depressing overall palladium demand.9 Many market analysts expect autocatalyst and other industrial demand for palladium to remain weak for the foreseeable future.10

(continued from previous page . . .)

Approximately 85% of the AUM of all U.S. physically-back precious metal ETPs is concentrated in SPDR® Gold Trust. Source: National Stock Exchange ETF Data. Therefore, the Sponsor views the European data as a better proxy for forecasting U.S. demand for the Trust’s Shares since there are 3.3 times the number of physically-backed products being offered to European investors.

5

EGold is currently offering its shares for approximately $1.0 billion in gold. ESilver is offering its shares for approximately $500 million in silver. EPlatinum is offering its shares for approximately $500 million in platinum. The Trust is offering the Shares for approximately $250 million in palladium.

6	See www.lppm.org.uk (fixing statistics). On May 8, 2009, the palladium spot price was $242.00 per ounce at the London PM Fix.

7	Johnson Matthey, Platinum 2008: Interim Review.

8	GFMS Platinum & Palladium Survey 2009.

9	GFMS Platinum & Palladium Survey 2009.

10

See, e.g., GFMS Platinum & Palladium Survey 2009 (“So far for this year [2009], just about every car manufacturer in the developed world has acted to cut production and conserve cash in the face of bloated inventories and fewer buyers.”).

Securities and Exchange Commission May 15, 2009 Page 4

          The Sponsor does not believe that the currently expected size of the Trust will have a meaningful effect on the global supply or demand for palladium. The Sponsor has utilized the high-end estimate of 275,000 palladium ounces to be acquired on an annual basis by the Trust in gauging potential market effects.11 The 10-year average annual supply of palladium through the end of 2008 was approximately 8,100,000 ounces,12 against which the Trust’s highest forecast annual metal acquisitions would only represent 3.4% . Likewise, the 10-year average annual demand for palladium through the end of 2008 was approximately 7,500,000 ounces,13 against which the Trust’s highest forecast annual metal acquisitions would only represent 3.6% . Consequently, the Sponsor believes that the Trust, given the current amount of Shares sought to be registered, will not cause supply or demand disruptions in the global palladium market and believes there will be a market neutral impact given the Shares can be a source of supply at then current prices through redemptions. Exhibit B attached hereto presents for the foregoing information in a tabular format. Moreover, the Sponsor intends to recast the foregoing analysis each time it seeks to register additional Shares of the Trust in the future to ensure that additional Trust offerings will not be disruptive to palladium supply and demand.

          Finally, the Sponsor has evaluated the global palladium market impact of the 2007 launch of European ETFS Palladium ETP.14 Exhibit C attached hereto is a chart comparing the spot price of palladium and such price’s volatility for the period January 2006 to January 2009. As the chart demonstrates, the initial offering of European ETFS Palladium ETP did not cause spot prices or volatility to rise. Also, European ETFS Palladium ETP has had no discernable impact on intermediate term or long term palladium prices over subsequent market periods. Exhibit D attached hereto is a chart comparing the palladium spot prices against net creations and redemptions (in ounces) for European ETFS Palladium ETP. This chart shows that net flows of palladium ounces held by European ETFS Palladium ETP did not support contemporaneous spot price movements and fluctuation. Consequently, the Sponsor expects that the offering of the Shares will not have a meaningful impact on the global palladium market. This expectation is founded on the Sponsor’s belief that the present Share offering is limited to an appropriate size and that arbitrage opportunities between palladium market prices and the Trust’s net asset value together with the low cost creation and redemption process utilizing physical metal will neutralize any impact of the Trust on the broader palladium market.

Closing Comments

          All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

11

The Registration Statement seeks to register 12,880,000 Shares. At an estimated palladium acquisition rate of 275,000 ounces per year, the Trust would complete its Share offering in approximately 4.7 years.

12	Johnson Matthey, Platinum 2008: Interim Review.

13	Johnson Matthey, Platinum 2008: Interim Review.

14	At May 8, 2009, the European ETFS Palladium ETP held approximately 276,271 ounces of palladium.

Securities and Exchange Commission May 15, 2009 Page 5

          In the event that the Sponsor requests acceleration of the effective date of the Registration Statement on behalf of the Trust, it will furnish a letter containing the requested acknowledgements.

          Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

Enclosures

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracy L. McNeil
Mr. Donald F. Delaney
Mr. Fred Jheon
Mr. Graham Tuckwell
Ms. Kathleen Moriarty
Mr. Gregory Xethalis

Palladium Exhibits:

Exhibit A: Annual ETFS Palladium Trust Estimates in Ounces

				Total

				Registered

		Low	High	Amount ($M)
Forecasts for US (after 3 years):

Estimated total assets for 4 products	USD ($M)	$2,000	$4,000	$2,250

Palladium:				$250

Percent of assets		5%	5%

Assets	USD ($M)	$100	$200

Price per ounce as at 5/8/2009	$ / oz	$242	$242

Total demand in ounces (for 3 years)	'000 oz	413	826
Annual demand in ounces	'000 oz	138	275
Source: ETF Securities USA LLC

Exhibit B: ETFS Palladium Impact to World Supply and Demand

Source: Johnson Matthey, Platinum 2008: Interim Review

Exhibit C: Volatility and Palladium Spot price at the time of launch of European ETFS Physical Palladium

Source: Bloomberg

Exhibit D: Comparison of Palladium Spot Prices vs ETFS Palladium Net Flows in Ounces

Source: Bloomberg, ETF Securities USA LLC